WALGREENS BOOTS ALLIANCE HOLDINGS LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Todd Heckman, President

Present Principal Occupation: SVP, Global Controller and Chief Accounting Officer • Controllership, Walgreens Boots Alliance, Inc.

Cherita Thomas, Secretary

Present Principal Occupation: Senior Director, Securities Counsel, Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Omorlie Harris, Treasurer

Present Principal Occupation: Senior Vice President, Global Treasurer, Walgreens Boots Alliance, Inc.

Michael Emerson, Vice President, Tax

Present Principal Occupation: Vice President, Domestic Tax Strategies and Tax Controversy, Walgreen Co.

Brittany Mack, Assistant Treasurer

Present Principal Occupation: Senior Director, Tax Operations and Compliance, Walgreen Co.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, each director listed below is a United States citizen.

Todd Heckman, President

Present Principal Occupation: SVP, Global Controller and Chief Accounting Officer • Controllership, Walgreens Boots Alliance, Inc.

Paul R. Ingram, Vice President and Secretary

Present Principal Occupation: Vice President, Associate General Counsel and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Todd Heckman, President

Present Principal Occupation: SVP, Global Controller and Chief Accounting Officer • Controllership, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Paul R. Ingram, Vice President and Secretary

Present Principal Occupation: Vice President, Associate General Counsel and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

Omorlie Harris, Treasurer

Present Principal Occupation: Senior Vice President, Global Treasurer, Walgreens Boots Alliance, Inc.

Michael Emerson, Vice President, Tax

Present Principal Occupation: VP, Domestic Tax Strategies and Tax Controversy, Walgreen Co.

Brittany Mack, Assistant Treasurer

Present Principal Occupation: Senior Director, Tax Operations and Compliance, Walgreen Co.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; and Stefano Pessina, who is a citizen of Monaco.

Stefano Pessina

Business address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

Timothy C. Wentworth

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ginger L. Graham

Present Principal Occupation: Lead Independent Director, Walgreens Boots Alliance, Inc. and Former President and Chief Executive Officer, Amylin Pharmaceuticals

Janice M. Babiak

Present Principal Occupation: Former Managing Partner, Ernst & Young LLP

Inderpal S. Bhandari

Present Principal Occupation: Former Global Chief Data Officer, IBM Corporation

Bryan C. Hanson

Present Principal Occupation: Chief Executive Officer, Solventum Corporation

Robert L. Huffines

Present Principal Occupation: Former Global Chairman, Investment Banking at J.P. Morgan Chase & Co.

Valerie B. Jarrett

Present Principal Occupation: Chief Executive Officer, The Barack Obama Foundation

John A. Lederer

Present Principal Occupation: Senior Advisor, Sycamore Partners

Thomas E. Polen

Present Principal Occupation: Chairman, Chief Executive Officer and President, Becton, Dickinson and Company (BD)

Nancy M. Schlichting

Present Principal Occupation: Former Chief Executive Officer, Henry Ford Health System

William H. Shrank, M.D.

Present Principal Occupation: Venture Partner, Andreessen Horowitz, Bio+Health Team

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for Stefano Pessina and Ornella Barra, who are each citizens of Monaco.

Stefano Pessina

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Chief Operating Officer, International, Walgreens Boots Alliance, Inc.

Tim Wentworth

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Tracey Brown

Present Principal Occupation: Executive Vice President and President, Walgreens Retail, and Chief Customer Officer

Elizabeth Burger

Present Principal Occupation: Executive Vice President and Chief Human Resources Officer

Mary Langowski

Present Principal Occupation: Executive Vice President, President of U.S. Healthcare

Manmohan Mahajan

Present Principal Occupation: Executive Vice President and Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Lanesha Minnix

Present Principal Occupation: Executive Vice President and Global Chief Legal Officer

Neal Sample

Present Principal Occupation: Executive Vice President and Chief Information Officer, Walgreens Boots Alliance, Inc.

Rick Gates

Present Principal Occupation: Senior Vice President and Chief Pharmacy Officer, Walgreens Boots Alliance, Inc.

Beth Leonard Fabbri

Present Principal Occupation: Senior Vice President and Chief Corporate Affairs Officer, Walgreens Boots Alliance, Inc.